Exhibit 99.5

MakeMyTrip Limited

Financial Statements

March 31, 2019 and 2018

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Financial Statements

March 31, 2019 and 2018

Table of Contents	Page
Corporate Data	3
Corporate Governance Report	4 – 12
Commentary of the Directors	13
Certificate from the Secretary	14
Independent Auditors’ Report	15 – 19
Statement of Financial Position	20
Statement of Profit or Loss and Other Comprehensive Income (Loss)	21
Statement of Changes in Equity	22– 23
Statement of Cash Flows	24
Notes to the Financial Statements	25 – 64

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	-
2	Aditya Tim Guleri	April 03, 2007	-
3	Gyaneshwarnath Gowrea	February 11, 2009	-
4	Vivek Narayan Gour	May 01, 2010	-
5	Rajesh Magow	November 06, 2012	-
6	James Jianzhang Liang	January 27, 2016	-
7	Oliver Minho Rippel	January 31, 2017	January 24, 2019
8	Patrick Luke Kolek	January 31, 2017	-
9	Charles St Leger Searle	January 31, 2017	-
10	Yuvraj (Raj) Thacoor	January 31, 2017	April 30, 2018
11	Paul Laurence Halpin	April 30, 2018	-
12	Aileen O’Toole	January 24, 2019

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd (formerly known as SGG Corporate Services (Mauritius) Ltd.)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd (formerly known as SGG Corporate Services (Mauritius) Ltd.)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2019, the Company had eight (8) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	ITC Bangkok Co., Ltd.	December 20, 1999	Thailand
6.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
7.	Ibibo Group Private Limited	March 23, 2012	India
8.	Bitla Software India Private Limited*	June 29, 2007	India

  ____________________________

  *Became subsidiary on July 25, 2018

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight (8) non-executive directors.

Mr. Oliver Minho Rippel resigned from our board of directors with effect from January 24, 2019 and Ms. Aileen O’Toole was appointed to our board of directors with effect from January 24, 2019, as nominee of MIH Internet SEA Pte. Ltd. (MIH Internet).

Directors

Independent

1. Vivek Narayan Gour

2. Aditya Tim Guleri

3. Paul Laurence Halpin

Non-Executive

1. Gyaneshwarnath Gowrea

2. James Jianzhang Liang

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive (Continued)

3. Aileen O’Toole

4. Patrick Luke Kolek

5. Charles St Leger Searle

6. Vivek Narayan Gour

7. Aditya Tim Guleri

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address for our directors is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002.

1.

Deep Kalra is our founder, group chairman and group chief executive officer and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 27 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonepat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.

Rajesh Magow is our co-founder and chief executive officer — India and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 26 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.	Rajesh Magow (Continued)

Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as an independent director in June 2017. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India.

3.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Alpine Data Labs, Hired, LeadGenius, Nexenta, Phenom People, Shape Security, Townsquared, Treasure Data and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

4.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. He was the managing director of Air Works India Engineering Pvt Ltd. from November 2010 till February 2018. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address of Mr. Gour is 1203 Magnolias, DLF Golf Link, Gurugram – 122009, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

5.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the chairman of the taxation sub-committee of Global Finance Mauritius, vice chairman of the International Fiscal Association (Mauritius Branch) and an international tax affiliate of the Chartered Institute of Taxation. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAA Global Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds a Master of Science in Accounting from De Monfort University in Leicester, United Kingdom and a Diploma in International Taxation. In addition, he holds various professional qualifications, including being a fellow of the Association of Chartered Certified Accountants, United Kingdom, a fellow member of the Mauritius Institute of Directors and a member of Society of Trust and Estate Practitioners, United Kingdom. Mr. Gowrea is also a member of the Board of the Mauritius Institute of Directors, or the MIOD and chairs the Audit and Risk Committee of the MIOD. The business address of Mr. Gowrea is c/o IQ EQ Corporate Services (Mauritius) Ltd (formerly known as SGG Corporate Services (Mauritius) Ltd.), 33 Edith Cavell Street, Port Louis, 11324, Mauritius.

6.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Ctrip. He is one of the co-founders of Ctrip and is currently serving as the chairman of its board of directors. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Tuniu (NASDAQ: TOUR) and SINA Corporation (NASDAQ: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

7.

Patrick Luke Kolek was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He joined Naspers in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers in July 2016. As group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures. Mr. Kolek has more than 21 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to joining Naspers, Mr. Kolek spent 10 years at eBay, most recently as vice president and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant. The business address of Mr. Kolek is Taurusavenue 105, 2132 LS, Hoofddorp, The Netherlands.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.

Charles St Leger Searle was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 22 years of international experience in the telecommunications and internet industries. The business address of Mr. Searle is Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

9.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018. Mr. Halpin currently serves as the general representative for Lloyd’s of London in Mauritius. Mr. Halpin held various leadership positions in the financial services industry at PricewaterhouseCoopers from 1979 until 2004. Between 2004 to 2011, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a nonexecutive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies and funds, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, RMB Westport Real Estate Development Fund Ltd and several companies within the Multichoice International Holdings group. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin, Ireland. He is also a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ireland. The business address of Mr. Halpin is 1st Floor, Riverview Commercial Centre, Les Gorges Road, Black River, Mauritius.

10.

Aileen O’Toole was appointed to our board of directors on January 24, 2019, as a nominee of MIH Internet. Ms. O’Toole joined Naspers in May 2014 and has two decades of experience in human resources leadership in fast growing consumer internet and technology companies. Before joining Naspers, Ms. O’Toole spent 10 years with eBay where she led human resources for eBay Europe and Global Classifieds, including in the fintech, eTail and online comparison-shopping sectors. Prior to eBay, Ms. O’Toole led human resources for Europe at Jabil Global Services and also worked at the Telenor group. Ms. O’Toole holds a Bachelor of Arts (Honours) in History & Politics and a Master of Business Studies in Strategic Management & Planning, both from University College Dublin, Ireland. The business address of Ms. O’Toole is Taurusavenue 105, 2132LS Hoofddorp, Noord Holland, The Netherlands.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Marketplace Rules or the Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•

such other matters that are specifically delegated to our audit committee by our board of directors from time to time; meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On January 31, 2017, our board of directors approved the appointment of Mr. Patrick Luke Kolek as a non-voting observer to the Audit Committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Aileen O’Toole, Aditya Tim Guleri and James Jianzhang Liang and is chaired by Mr. Gour. On January 24, 2019, Mr. Oliver Minho Rippel ceased to be a member of the compensation committee due to his resignation from the Directorship of the Company. Messrs. Gour, Guleri and Liang satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;
•	reviewing and approving the compensation package for our executive officers;
•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritian law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•	authorizing dividends and distributions;
•	appointing officers and determining the term of office of officers;
•

exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 22 of these financial statements.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million and an additional Side A excess cover of USD 10 Million for directors and officers, from The Mauritius Union Assurance Company Limited Mauritius. This policy is effective till August 15, 2019 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 19 and the profit or loss and other comprehensive income (loss) is set out on page 21 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 14,400 (2018: USD 12,200).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2018 and 2019 are as follows:

                                      (in ‘USD 000’)

Particulars	For the year ended March 31
	2018*	2019
Total income	-	-
Total expenses	(4,215)	(3,325)
Finance income	4,337	4,775
Finance cost	(23)	(140)
Share of loss of equity -accounted subsidiaries	(215,247)	(155,973)
Share of loss of equity -accounted associates	(1,723)	(812)
Impairment in respect of an equity- accounted subsidiaries	(3,589)	-
Impairment in respect of an equity - accounted associate	-	(9,926)
Loss for the year	(220,460)	(165,401)

*  restated refer note 4C of these financial statements

Statement of Directors’ responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;
•	disclose with reasonable accuracy at any time the financial position of the Company; and
•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2019.

…………………………………………………………

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd (formerly known as SGG Corporate Services (Mauritius) Ltd.)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: August 16, 2019

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements

Opinion

We have audited the separate financial statements of MakeMyTrip Limited (the Company) which comprise the separate statement of financial position as at 31 March 2019, and the separate statement of profit or loss and other comprehensive income (loss), separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including a summary of significant accounting policies, as set out on pages 20 to 64.

In our opinion, these separate financial statements give a true and fair view of the separate financial position of MakeMyTrip Limited as at 31 March 2019, and of its separate financial performance and separate cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (continued)

Key Audit Matters (Continued)

Change in accounting policy for accounting of investment in subsidiaries and associates

Refer to summary of significant accounting policies in note 3(a) and 4(C), and the disclosure of the Company’s investment in subsidiaries and associates in note 9 and note 10 to the separate financial statements.

The key audit matter	How the matter was addressed in our audit

During the year ended March 31, 2019, the Company voluntarily changed its accounting policy for accounting its investment in subsidiaries and associates retrospectively from the cost to equity method of accounting as described in IAS 28, Investments in associates and joint ventures.

The Company has applied the change in accounting policy retrospectively and has restated comparative periods to record its share of the profit or loss in its subsidiaries and associates.

Due to the size of the

investments made by the

Company in subsidiaries and associates, and the impact of

change in accounting policy on

the separate financial statements, this is considered as a key audit matter.

Our audit procedures included the following:

•Evaluated the design and implementation

of the processes and operating effectiveness

of internal controls relating to the change in accounting policy.

•Evaluated the rationale for change in management’s accounting policies for investments in subsidiaries and associates against the requirements of IAS 8.

•Tested the adjustments recorded by management on the statement of financial position as at April 1, 2017 and March 31,
2018  and the statement of profit or loss

and other comprehensive income (loss) for

the year ended March 31, 2018 for each of

the line items affected by assessing that the losses pertaining to each subsidiary and associate were accurately recorded and accounted for in the financial statements; and

•Inspected that the disclosures of the

change in accounting policy in relation to the requirements of IAS 8, Accounting policies, changes in accounting estimates and errors were adequate.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (continued)

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of Directors and Certificate from the Secretary. The other information does not include the separate financial statements and our auditors’ report thereon.

Our opinion on the separate financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Separate Financial Statements

The directors are responsible for the preparation of separate financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, the directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (continued)

Auditors’ Responsibilities for the Audit of the Separate Financial Statements (continued)

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Separate Financial Statements (continued)

Auditors’ Responsibilities for the Audit of the Separate Financial Statements (continued)

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG Wayne Pretorius

Ebène, MauritiusLicensed by FRC

Date: 16 August 2019

MakeMyTrip Limited

Statement of Financial Position

(Amounts in USD thousands)

	Note	As at April 1, 2017 (Restated refer note 4C)	As at March 31
			2018 (Restated refer note 4C)	2019
Assets
Intangible assets		83	83	83
Investment in subsidiaries	9	1,145,293	1,110,319	1,058,009
Investment in associates	10	15,600	13,878	3,139
Other investments	11	5,791	6,170	5,662
Trade and other receivables, net	12	63,192	79,908	103,704
Term deposits		20,000	-	-
Other non-current assets		15,100	-	-
Total non-current assets		1,265,059	1,210,358	1,170,597
Trade and other receivables, net	12	23,983	37,061	37,319
Term deposits	13	71,313	200,071	132,265
Other current assets	14	513	17,204	122
Cash and cash equivalents	15	44,434	91,235	17,666
Total current assets		140,243	345,571	187,372
Total assets		1,405,302	1,555,929	1,357,969

Equity
Share capital	16	46	52	52
Share premium	16	1,607,373	1,960,691	1,977,318
Reserves		34,088	34,717	(40,613)
Accumulated deficit		(298,346)	(518,743)	(682,004)
Share based payment reserve		61,410	78,804	102,427
Total equity		1,404,571	1,555,521	1,357,180

Liabilities
Trade and other payables	18	731	408	789
Total current liabilities		731	408	789
Total liabilities		731	408	789
Total equity and liabilities		1,405,302	1,555,929	1,357,969

These financial statements have been approved by the Board of Directors on August 16, 2019 and signed in its behalf by:

/s/ Gyaneshwarnath Gowrea /s/ Rajesh Magow

......................................                                    .......................................

               Director                                                               Director

      The notes on pages 25 to 64 form an integral part of these financial statements.

MakeMyTrip Limited Statement of Profit or Loss and Other Comprehensive Income (Loss)
(Amounts in USD thousands, except per share data)

	Note	For the year ended March 31
		2018 (Restated refer note 4C)	2019

Other operating expenses	7	(4,215)	(3,325)

Loss from operating activities		(4,215)	(3,325)
Finance income	8	4,337	4,775
Finance costs	8	(23)	(140)
Net finance income		4,314	4,635
Share of loss of equity – accounted subsidiaries	9	(215,247)	(155,973)
Share of loss of equity – accounted associates	10	(1,723)	(812)
Impairment in respect of an equity – accounted subsidiaries	9	(3,589)	-
Impairment in respect of an equity – accounted associate	10	-	(9,926)
Loss for the year Other comprehensive income (loss) Items that will not be reclassified to profit or loss:		(220,460)	(165,401)
Equity instruments at FVOCI - net change in fair value		-	(508)
Items that are or may be reclassified subsequently to profit or loss:		-	(508)
Net change in fair value of available-for-sale financial assets		2,280	-
Share of equity – accounted investments reserves		(1,651)	(72,732)

Other comprehensive income (loss) for the year		629	(73,240)
Total comprehensive income (loss) for the year		(219,831)	(238,641)

Loss per share (in USD)	17
Basic		(2.20)	(1.59)
Diluted		(2.20)	(1.59)

The notes on pages 25 to 64 form an integral part of these financial statements

  MakeMyTrip Limited

Statement of changes in equity
(Amounts in USD thousands)
	Share capital	Share premium	Reserves	Accumulated deficit	Share based payment reserve	Total Equity

Balance as at April 1, 2017, as previously reported	46	1,607,373	952	(72,233)	61,410	1,597,548
Impact of changes in accounting policy (refer note 4C)	-	-	33,136	(226,113)	-	(192,977)
Balance as at April 1, 2017 (restated)	46	1,607,373	34,088	(298,346)	61,410	1,404,571
Total comprehensive income (loss) for the year (restated)
Loss for the year(restated)	-	-	-	(220,460)	-	(220,460)
Other comprehensive income (loss)
Foreign currency translation differences	-	-	(1,651)	-	-	(1,651)
Net change in fair value of available-for-sale financial assets	-	-	2,280	-	-	2,280
Total other comprehensive income (loss ) (restated)	-	-	629	-	-	629
Total comprehensive income (loss) for the year (restated)	-	-	629	(220,460)	-	(219,831)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 19 and 22)	-	-	-	-	44,874	44,874
Issue of ordinary shares on exercise of share based awards	1	27,462	-	-	(27,417)	46
Transfer to accumulated deficit on expiry of share based awards	-	-	-	63	(63)	-
Issue of ordinary shares in placement offering (refer note 16)	5	325,856	-	-	-	325,861
Total contributions by owners	6	353,318	-	63	17,394	370,781
Balance as at March 31, 2018 (restated)	52	1,960,691	34,717	(518,743)	78,804	1,555,521

The notes on pages 25 to 64 form an integral part of these financial statements

  MakeMyTrip Limited

Statement of changes in equity – (Continued)
(Amounts in USD thousands)
	Share capital	Share premium	Reserves	Accumulated deficit	Share based payment reserve	Total Equity
Balance as at April 1, 2018 (restated)	52	1,960,691	34,717	(518,743)	78,804	1,555,521
Adjustment on initial application of IFRS 9 (net of tax)	-	-	(2,090)	2,090	-	-
Adjusted balance as at April 1, 2018	52	1,960,691	32,627	(516,653)	78,804	1,555,521
Total comprehensive income (loss) for the year
Loss for the year	-	-	-	(165,401)	-	(165,401)
Other comprehensive income (loss)
Foreign currency translation difference	-	-	(72,732)	-	-	(72,732)
Equity instruments at FVOCI - net change in fair value	-	-	(508)	-	-	(508)
Total other comprehensive income (loss )	-	-	(73,240)	-	-	(73,240)
Total comprehensive income (loss) for the year	-	-	(73,240)	(165,401)	-	(238,641)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 19)	-	-	-	-	40,002	40,002
Issue of ordinary shares on exercise of share based awards	-	16,627	-	-	(16,329)	298
Transfer to accumulated deficit on expiry of share based awards	-	-	-	50	(50)	-
Total contributions by owners	-	16,627	-	50	23,623	40,300
Balance as at March 31, 2019	52	1,977,318	(40,613)	(682,004)	102,427	1,357,180

The notes on pages 25 to 64 form an integral part of these financial statements

MakeMyTrip Limited
Statement of Cash Flows
(Amounts in USD thousands)
	For the year ended March 31
	2018 (Restated refer note 4C)	2019
Cash flows from operating activities
Loss for the year	(220,460)	(165,401)
Adjustments for:
Share of loss of equity -accounted subsidiaries	215,247	155,973
Share of loss of equity -accounted associates	1,723	812
Impairment in respect of investment in subsidiary	3,589	-
Impairment in respect of investment in associate	-	9,926
Finance cost	23	140
Finance income	(4,337)	(4,775)
Change in trade and other receivables	31	-
Change in other current assets	413	(18)
Change in trade and other payables	(323)	381
Net cash used in operating activities	(4,094)	(2,962)

Cash flows from investing activities
Interest received	2,328	5,236
Redemption of term deposits	111,313	204,949
Investment in term deposits	(220,071)	(137,142)
Proceeds from settlement of entitlement from related party (refer note 22)	-	17,101
Acquisition of investment in subsidiaries	(185,514)	(176,394)
Acquisition of other investment	(99)	-
Repayment of working capital by subsidiary	294	-
Net cash generated used in investing activities	(291,749)	(86,250)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	46	300
Proceeds from subsidiaries for fair value of share based awards exercised	16,760	15,354
Proceeds from issue of share capital in placement offering	330,000	-
Direct cost for issue of shares in placement of offering	(4,139)	-
Interest paid	(23)	(11)
Net cash generated from financing activities	342,644	15,643

Increase (Decrease) in cash and cash equivalents	46,801	(73,569)
Cash and cash equivalents at beginning of the year	44,434	91,235
Cash and cash equivalents at end of the year	91,235	17,666

The notes on pages 25 to 64 form an integral part of these financial statements

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a public limited company incorporated and domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Ltd (formerly known as SGG Corporate Services (Mauritius) Ltd.) 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. The Company has investment in subsidiaries and associates which are primarily engaged in the business of selling travel products and solutions in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia and Indonesia.

The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING

(a)	Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Mauritius Companies Act for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements, except as mentioned otherwise (also refer note 4).

This is the first set of the Company’s annual financial statements in which IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have been applied. Changes to significant accounting policies are described in Note 4.

The separate financial statements were authorized for issue by the Board of Directors in its meeting held on August 16, 2019.

(b)	Basis of Measurement

The financial statements have been prepared on the going concern basis using the historical cost convention except for the following material items:

▪	Derivative financial instruments measured at fair value; and
▪

Equity securities at Fair Value through Other Comprehensive Income (FVOCI) and Financial assets at Fair Value Through Profit or Loss (FVTPL) (March 31, 2018: available-for-sale financial assets measured at fair value)

(c)	Functional and Presentation Currency

These financial statements are presented in U.S. dollar (USD). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)

(d)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as follows:

•	Note 3(c)(i) and 11	Equity securities at FVOCI and Financial assets at FVTPL (March 31, 2018: available-for-sale financial assets measured at fair value)
•	Note 3(d) and 9	Impairment test: key assumptions used in discounted cash flow projections
•	Note 3(f)	Provisions and contingent liabilities
•	Note 3(j) and 21	Income taxes
•	Note 3(e) and 19	Share based payment
•	Note 3(c)(i)	Measurement of Expected Credit Loss (ECL) allowance for trade receivables: key assumptions in determining the weighted‑average loss rate

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(c)(i) and 11	Equity securities at FVOCI (March 31, 2018: available-for-sale financial assets measured at fair value)
•	Note 3(f)	Provisions and contingent liabilities
•	Note 3(d) and 9	Impairment test: key assumptions used in discounted cash flow projections

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these financial statements.

(a)	Investment in Subsidiaries and Associates

i)	Subsidiaries and Associates

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)      SIGNIFICANT ACCOUNTING POLICIES - (Continued)

a)	Investment in Subsidiaries and Associates - (Continued)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices.

During the current year, the Company has changed its accounting policy for accounting its investment in subsidiaries and associates retrospectively from cost to equity method accounting as described in IAS 28 Investment in associates and Joint ventures. The separate financial statements include the parent’s share of the profit or loss and other comprehensive income (loss) of its subsidiaries and associates, other adjustments to align the accounting policies with those of the parent.

For additional information about the impact of changes in accounting policies relating to accounting for investments in subsidiaries and recognition (refer note 4(C)).

ii)	Consolidated financial statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates are accounted for using equity method. The consolidated financial statements are prepared in addition to the separate financial statements.

(a)	Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on investment in equity securities designated at FVOCI (March 31, 2018: available-for-sale equity investments), (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

(b)	Financial Instruments

i) Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Company becomes a party to the contractual provisions of the instrument.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

ii)Classification and subsequent measurement

Financial assets – Policy applicable from April 1, 2018

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•it is held within a business model whose objective is to hold assets to collect contractual cash flows;

       and

•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income (loss) (OCI). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from April 1, 2018

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)Financial Instruments - (Continued)

ii)Classification and subsequent measurement - (Continued)

Financial assets – Policy applicable from April 1, 2018 - (Continued)

risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•contingent events that would change the amount or timing of cash flows;

•terms that may adjust the contractual coupon rate, including variable-rate features;

•prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses: Policy applicable from April 1, 2018

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)  Financial Instruments – (Continued)

Financial assets – Policy applicable before April 1, 2018

The Company classified its financial assets into one of the following categories:

•loans and receivables;

•held to maturity;

•available for sale; and

•FVTPL

Subsequent measurement and gains and losses- Policy applicable before April 1, 2018

Financial assets at FVTPL

Measured at fair value and changes therein, including any interest or dividend income, were recognised in profit or loss.

Held-to-maturity financial assets

Measured at amortised cost using the effective interest method.

Loans and receivables

Measured at amortised cost using the effective interest method.

Available-for-sale financial assets

Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognised in OCI and accumulated in the fair value reserve. When these assets were derecognised, the gain or loss accumulated in equity was reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

iii) Derecognition

Financial assets

The Company derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

iii) Derecognition  - (Continued)

The Company enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Company derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognised at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognised in profit or loss.

iv) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

v) Share Capital

   Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party. Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)

v) Share Capital - (Continued)

Repurchase and reissue of share capital (treasury shares) - (Continued)

When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

vi) Derivative financial instruments

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

Impairment

i) Non-derivative financial assets - Policy applicable from April 1, 2018

Financial instruments

The Company recognises loss allowances for ECLs on:

•	financial assets measured at amortised cost;
•	debt investments measured at FVOCI; and

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company has elected to measure loss allowances for trade receivables at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realising security (if any is held); or
•	the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)       SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)      Impairment- (Continued)

i)  Non-derivative financial assets - Policy applicable from April 1, 2018 - (Continued)

Financial instruments and contract assets - (Continued)

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognised in OCI.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Company makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

ii) Non-derivative Financial assets - Policy applicable before April 1, 2018

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the company on terms that the company would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Company considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)         SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)        Impairment- (Continued)

ii)  Non-derivative Financial assets - Policy applicable before April 1, 2018 – (Continued)

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

iii)  Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, primarily software is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(e)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees of subsidiaries is recognised as receivable from subsidiaries, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as receivable is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)       SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(f)	Provisions and Contingent Liabilities

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognised as finance cost.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g)	Intangible assets

Software has finite useful life and is measured at cost less accumulated amortisation and accumulated impairment loss. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Amortisation of asset is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Software	5 years

Amortisation methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(h)	Finance Income and Costs

Finance income comprises interest income on funds invested, and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives, impairment losses on financial assets, including trade and other receivables, costs related to public offerings and cost related to convertible notes. Foreign currency gains and losses are reported on a net basis.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(i)	Earning (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

(j)	Taxation

Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in Other Comprehensive Income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•

temporary differences related to investments in subsidiaries, associates and joint arrangement to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Such reductions are reversed when probability of future taxable profits improves.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(j)	Taxation – (Continued)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met:

(a) The entity has a legally enforceable right to set off current tax assets against current tax liabilities;     and

(b) The deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same  taxation authority on either:

i.	the same taxable entity; or

ii.

different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(k)	New Accounting Standards and Interpretations not yet Adopted

IFRIC 23 Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or company of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

• Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

• Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company does not expect the adoption of IFRIC 23 to have any material impact on account of this amendment.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

4)	CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

The Company has initially adopted IFRS 9 Financial Instruments (see 4A) and IFRS 15 Revenue from Contracts with Customers (see 4B) from April 1, 2018.

(A) IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

Additionally, the Company has adopted consequential amendments to IFRS 7 Financial Instruments: Disclosures that are applied to disclosures about the financial year 2018-19 but have not been generally applied to comparative information.

The following table summarises the impact of transition to IFRS 9 on the opening balances of fair value reserves and accumulated deficit:

Particulars	Note	Impact of adopting IFRS 9 on opening balances
Fair value reserve
Reclassification from fair value reserve to accumulated deficit	(b)	2,090
Impact as at April 1, 2018		2,090

Accumulated deficit
Reclassification from fair value reserve to accumulated deficit	(b)	2,090
Impact as at April 1, 2018		2,090

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

i) Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortised cost; Fair Value through Other Comprehensive Income (FVOCI) – debt investment; FVOCI – equity investment; or Fair Value Through Profit or Loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

4)   CHANGE IN SIGNIFICANT ACCOUNTING POLICIES – (Continued)

i)    Classification and measurement of financial assets and financial liabilities – (Continued)

For an explanation of how the Company classifies and measures financial instruments and accounts for related gains and losses under IFRS 9 (refer note 3(c))

The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets as at April 1, 2018.

		As per IAS 39		As per IFRS 9
Financial Assets	Note	Category	Carrying value	Category	Carrying value
Other investments- equity securities	(a)	Available for sale financial assets	6,071	FVOCI-equity instrument	6,071
Receivable from related party	(b)	Available for sale financial assets	17,100	At FVTPL	17,100
Trade and other receivables		Loans and receivables	116,969	Amortised cost	116,969
Cash and cash equivalents		Loans and receivables	91,235	Amortised cost	91,235
Term deposits		Loans and receivables	200,071	Amortised cost	200,071
Other investments- other securities		Held to maturity	99	Amortised cost	99
Total financial assets			431,545		431,545

	As per IAS 39		As per IFRS 9
Financial Liabilities	Category	Carrying value	Category	Carrying value
Trade and other payables	Other financial liabilities	408	Other financial liabilities	408
Total financial liabilities		408		408

Notes:

(a) These equity securities represent investments that the Company intends to hold for the long term for strategic purposes. As permitted by IFRS 9, the Company has designated these investments at the date of initial application as measured at FVOCI. Unlike IAS 39, the accumulated fair value reserve related to these investments will never be reclassified to profit or loss.

(b) Receivable from related party which represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity which was carried at fair value through other comprehensive income under IAS 39 is now being fair valued through profit and loss under IFRS 9.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

4)    CHANGE IN SIGNIFICANT ACCOUNTING POLICIES – (Continued)

ii) Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortised cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognised earlier than under IAS 39 (refer note 3(d)).

Impact of the new impairment model

For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Company has determined that the application of IFRS 9’s impairment requirements at April 1, 2018 does not have a material impact on the financial statements.

iii) Transition

Changes in accounting policies resulting from IFRS 9 have been applied retrospectively as at April 1, 2018, but with no restatement of comparative information for prior years.

(B) IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

The Company has adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. April 1, 2018). Accordingly, the information presented for the comparative years has not been restated – i.e. it is presented, as previously reported, under IAS 18 and related interpretations.

The Company has adopted IFRS 15 however there was no material impact on the Company's results or financial position or significant accounting policies as the nature of the Company is an investment company.

(C) IAS 27 Separate Financial Statements

During the current year, the Company has applied the change in accounting policy retrospectively and the restated comparative periods to record parent’s share of the profit or loss in its subsidiaries and associates. The change in accounting policy has resulted in the financial statements providing reliable and more relevant information.  Application of equity method to account for its investments in subsidiaries and associates allows the parent to record its share of loss in its subsidiaries and associates in its standalone financial statements which provides a reliable and more relevant reflection of the underlying financial performance of the subsidiaries and associates.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

4)   CHANGE IN SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(C) IAS 27 Separate Financial Statements – (Continued)

The following tables summarise the impacts of change in accounting policy on the Company's statement of financial position as at March 31, 2018 and April 1, 2017 and its statement of profit or loss and other comprehensive income for the year ended March 31, 2018 for each of the line items affected. There is no impact on the statement of cash flows due to this change.

       Impact on the statement of financial position:

	As at April 1, 2017			As at March 31, 2018
Particulars	As reported	Adjustments	Restated	As reported	Adjustments	Restated
Investment in subsidiaries	1,334,732	(189,439)	1,145,293	1,507,646	(397,327)	1,110,319
Investment in associates	19,138	(3,538)	15,600	19,138	(5,260)	13,878
Others	104,166	-	104,166	86,161	-	86,161
Non-Current assets	1,458,036	(192,977)	1,265,059	1,612,945	(402,587)	1,210,358

Current assets	140,243	-	140,243	345,571	-	345,571

Total Assets	1,598,279	(192,977)	1,405,302	1,958,516	(402,587)	1,555,929

Equity
Reserves	952	33,136	34,088	3,232	31,485	34,717
Accumulated deficit	(72,233)	(226,113)	(298,346)	(84,671)	(434,072)	(518,743)
Others	1,668,829	-	1,668,829	2,039,547	-	2,039,547
Total equity	1,597,548	(192,977)	1,404,571	1,958,108	(402,587)	1,555,521

Others	731	-	731	408	-	408
Total liabilities	731	-	731	408	-	408

Total equity and liabilities	1,598,279	(192,977)	1,405,302	1,958,516	(402,587)	1,555,929

Impact on the statement of profit or loss and other comprehensive income (loss):

	For the year ended March 31, 2018
Particulars	As reported	Adjustments	Restated
Share of loss equity accounted subsidiaries	-	(215,247)	(215,247)
Share of loss equity accounted associates	-	(1,723)	(1,723)
Impairment in respect of an equity –
accounted subsidiaries	(12,600)	9,011	(3,589)
Others	99	-	99

Loss for the year	(12,501)	(207,959)	(220,460)

Share of equity accounted investments
reserves movements	-	(1,651)	(1,651)
Others	2,280	-	2,280
Other comprehensive loss for the year	2,280	(1,651)	629

Total comprehensive loss for the year	(10,221)	(209,610)	(219,831)

Loss per share (in USD)
Basic	(0.12)	(2.08)	(2.20)
Diluted	(0.12)	(2.08)	(2.20)

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

5)   DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

      The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

      Significant valuation issues are reported to the Audit committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.

•Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•Level 3 : Inputs for the assets or liability that are not based on observable market data

      (Unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)   Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(b)   Share Based Payment Transactions

The fair value of the employee share based awards granted to the employees of the subsidiaries of the Company under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. Service conditions attached to the arrangements were not taken into account in measuring fair value.

The fair value of acquiree’s awards exchanged in a business acquisition was measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which  the awards were made. In applying the valuation model, it is required to determine the most   appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

5)	DETERMINATION OF FAIR VALUES – (Continued)

(c)  Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d)  Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

(e)	Financial assets classified as measured at FVTPL (March 31, 2018: Available for Sale financial asset)

The fair value of the entitlement on future proceeds from sale of stake acquired in a business acquisition has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend.

6)   FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.

To ensure smooth operations, the Company has invested surplus funds in term deposits with banks.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

6)	FINANCIAL RISK MANAGEMENT – (Continued)

Credit Risk

The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based awards cost and other receivables.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Company’s income or the value of its holdings of financial instruments.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk. All assets and liabilities are denominated in USD, the functional currency.

Interest Rate Risk

A majority of the financing of the company has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings and proceeds from the issuance of the convertible notes. Further, the interest rate on convertible notes is fixed. The Company’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the Company to significant interest rate risk. Accordingly, there is limited interest rate risk.

7)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2018	2019
Insurance	120	145
Legal and professional	4,095	3,180
Total	4,215	3,325

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

8)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2018	2019
Recognized in profit or loss
Interest income on term deposits	4,088	4,713
Net foreign exchange gain	191	-
Other interest income	58	62
Finance income	4,337	4,775

Net foreign exchange loss	-	29
Other finance charges	23	11
Impairment loss on trade and other receivables	-	100
Finance costs	23	140

Net finance income recognized in profit or loss	4,314	4,635

9)	INVESTMENT IN SUBSIDIARIES

	As at March 31
Particulars	2018 (Restated refer note 4C)	2019
As at beginning of the year	1,145,293	1,110,319
Investments made in subsidiaries during the year	185,513	176,395
Share of loss of equity - accounted subsidiaries	(215,247)	(155,973)
Share of equity - accounted investments reserves	(1,651)	(72,732)
Impairment of investments in subsidiaries	(3,589)	-
As at end of the year	1,110,319	1,058,009

The Company has invested USD 65,206 (March 31, 2018: USD 87,779) and USD 110,340 (March 31, 2018: USD 90,000) during the fiscal year ended March 31, 2019 for the subscription of new equity shares issued by MakeMyTrip (India) Private Limited and ibibo Group Holdings (Singapore) Pte. Ltd. respectively.

10)	INVESTMENT IN ASSOCIATES

	As at March 31
Particulars	2018 (Restated refer note 4C)	2019
As at beginning of the year	15,600	13,878
Share of loss of equity accounted associates	(1,723)	(812)
Impairment of investments in associate	-	(9,926)
As at end of the year	13,878	3,139

Due to continuing losses being incurred in the operations of HolidayIQ along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company fully impaired its investments in HolidayIQ and recognised an impairment loss of USD 9,926.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

11)	OTHER INVESTMENTS

	As at March 31
Particulars	2018	2019

Investment in equity and other securities	6,170	5,662
As at end of the year	6,170	5,662

These investments were classified as “Available-for-sale Financial Assets" and "Held to Maturity” as per IAS 39 “Financial Instruments: Recognition and measurement”.

Pursuant to adoption of IFRS 9 "Financial Instruments", these investments have been classified at Fair Value through Other Comprehensive Income (FVOCI) and amortised cost.

The Company’s exposure to risks and fair value measurement is disclosed in note 5, 6 and 20.

12)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2018	2019
Trade and other receivables, net	113,193	137,769
Security deposit	1,500	1,500
Interest accrued but not due on term deposits	2,276	1,754
Total	116,969	141,023
Non-current	79,908	103,704
Current	37,061	37,319
Total	116,969	141,023

Receivables represent dues from subsidiaries. Security deposit represents amount paid in advance   to suppliers of hotels to guarantee the provision of those services on behalf of one of the subsidiary.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in notes 6 and 20.Trade and other receivables from related parties are disclosed in note 22.

13)	TERM DEPOSITS

	As at March 31
Particulars	2018	2019
Term deposits	200,071	132,265
Total	200,071	132,265
Current	200,071	132,265
Total	200,071	132,265

The Company’s exposure to interest rate risk is disclosed in notes 6 and 20.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

14)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2018	2019
Prepaid expenses	104	122
Receivable from related party	17,100	-
Total	17,204	122

In connection with acquisition of the ibibo Group in fiscal year 2017, the Company received an entitlement to future proceeds from the sale of stake in an Indian entity engaged in the B2B online travel industry, from MIH Internet (subsidiary of Naspers Limited) which had been classified as receivable from related party. This entitlement had been classified as Fair value through Profit or Loss (FVTPL) under IFRS 9. In September 2018, the Company realised USD 17,101 against this entitlement. The Company’s exposure to risks and fair value measurement is disclosed in note 5, 6 and 20.

15)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2018	2019
Bank balances	11,078	17,666
Term deposits	80,157	-
Total	91,235	17,666

           The Company’s exposure to interest rate risk is disclosed in notes 6 and 20.

16)	CAPITAL AND RESERVES

A.	Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars		Share	Share		Share	Share
	Number	capital	premium	Number	capital	premium
Balance as at April 1, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773
Shares issued during the year on	1,137,232	1	27,462	-	-	-
exercise of share based awards
Issue of ordinary shares in	5,500,000	3	195,514	3,666,667	2	130,342
placement offer, net of issuance costs
Balance as at March 31, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115
Balance as at April 1, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115
Shares issued during the year on exercise of share based awards	960,418	-	16,627	-	-	-
Balance as at March 31, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115

*Par value of USD 0.0005 per share

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

16)     CAPITAL AND RESERVES - (Continued)

Ordinary shares

In May 2017, the Company completed a private placement offering of 5,500,000 of its ordinary shares to various investors (including 916,666 of its ordinary shares to an existing shareholder) at a price of USD 36 per share and 3,666,667 Class B shares to an existing shareholder at a price of USD 36 per share. The offering resulted in gross proceeds of USD 330,000 and net proceeds of USD 325,861 to the Company. The Company incurred expenses of USD 4,139 for the issuance of the shares which had been adjusted against the share premium.

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) which are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any pre-emptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the  board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

B.	Nature and purpose of reserves

i.	Reserve

     The reserve comprises the cumulative net change in the fair value of equity investments at FVOCI and  Company’s  share in subsidiaries and associates in other comprehensive income mainly foreign currency transaltion reserve.

ii.	Share-based payment reserve

     Share-based payment reserve comprise the value of equity-settled share based payment transactions provided to employees of the subsidiaries and is recognised as receivable from subsidiary with a corresponding increase in equity.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

16)     CAPITAL AND RESERVES - (Continued)

C.	Capital Management

  Equity share capital and other equity are considered for the purpose of the Company’s capital management. The Company’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the future growth of its subsidiaries. The capital structure of the Company is based on management’s judgement of its strategic and future growth  requirements with a focus on total equity so as to maintain investors, and market confidence. The funding requirements are met substantially through equity. The Company is not subject to any externally imposed capital requirements.

17)	LOSS PER SHARE

The following is the reconciliation of the Earnings (loss) attributable to ordinary shareholders (including class B shareholders) and weighted average number of ordinary shares (including class B shares) used in the computation of basic and diluted earnings (loss) per share for the years ended March 31, 2019 and 2018:

	For the year ended March 31
Particulars	2018 ( Restated	2019
	refer note 4C)
Loss attributable to ordinary shareholders (including Class B shareholders)	(220,459)	(165,401)
Weighted average number of ordinary shares (including Class B shares) outstanding used in	100,394,080	103,989,421
computing basic loss per share
Weighted average number of ordinary shares (including Class B shares) outstanding used in	100,394,080	103,989,421
computing dilutive loss per share
Loss per Share (USD)
Basic	(2.20)	(1.59)
Diluted	(2.20)	(1.59)

As at March 31, 2019, 2,445,546 (March 31, 2018: 4,832,824) issuable ordinary shares including employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

18)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2018	2019
Accrued expenses	408	789
Total	408	789

  Trade payables primarily include amount payable for various expenses.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

19)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Company approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2018 and 2019.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted		Weighted
	Average		Average
	Exercise		Exercise
Particulars	Price per	Number of	Price per	Number of
	share (USD)	Options	share (USD)	Options
	For the Year Ended March 31
	2018	2018	2019	2019
Outstanding at the beginning of the year	1.14	333,121	1.28	261,410
Granted during the year	-	-	-	-
Forfeited and expired during the year	-	-	-	-
Exercised during the year	0.63	(71,711)	1.23	(243,571)
Outstanding at the end of the year	1.28	261,410	1.98	17,839
Exercisable at the end of the year	1.28	261,410	1.98	17,839

The options outstanding at March 31, 2019 have an exercise price per share of USD 1.9765 (March 31, 2018 : USD 0.742 to USD 1.9765) and a weighted average contractual life of 2 years and 3 months (March 31, 2018: 3 years 3 months).

b)	Share Incentive Plan

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2019 and 2018, the Company granted restricted share units, or (RSUs), under the plan to eligible employees and non- employees of the subsidiaries. Each RSU represents the right to receive one common share. The fair value of each RSU is the market price of one common share of the Group on the date of grant.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

Share Incentive Plan – (Continued)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of Instruments	Vesting Conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2018	690,757	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2019	1,325,531	Refer notes	4 – 8 years

Note:

 1. Of the RSU granted during the year ended March 31, 2019:

- 1,199,663 (March 31, 2018: 690,757) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 125,868 (March 31, 2018: Nil) RSUs have graded vesting over 4 years: 50% on the expiry of 36 months from the grant date, and 50% on the expiry of 48 months from the grant date. Further, the Company's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the individual performance. Maximum shares the employees are eligible to receive under this scheme are 120% of the total RSUs granted.

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

Particulars	Weighted average exercise price	Number of Awards	Weighted average exercise price	Number of Awards
	(USD)	(USD)
	For the year ended March 31
	2018	2018	2019	2019
Outstanding at beginning of the year	0.0005	6,367,186	0.0005	5,433,399
Granted during the year	0.0005	690,757	0.0005	1,325,531
Forfeited and expired during the year	0.0005	(559,023)	0.0005	(307,257)
Exercised during the year	0.0005	(1,065,521)	0.0005	(716,847)
Outstanding at the end of the year	0.0005	5,433,399	0.0005	5,734,826
Exercisable at the end of the year	0.0005	1,313,158	0.0005	1,650,767

The grant date fair value of RSUs granted during the year is in the range of USD 24.33 to USD 36.15 (March 31, 2018: USD 28.75 to USD 33.55).

The RSUs outstanding at March 31, 2019 have an exercise price per share of USD 0.0005 (March 31, 2018: USD 0.0005) and a weighted average contractual life of 4.9 years (March 31, 2018: 5.2 years). During the year ended March 31, 2019, share based payment expense of USD 40,002 (March 31, 2018: USD 44,874) has been pushed down to the respective subsidiaries as the same relates to the employees and non-employees of the subsidiaries.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Particulars	As at March 31
	2018	2019
Trade and other receivables	116,969	141,023
Term deposits	200,071	132,265
Cash and cash equivalents (except cash in hand)	91,235	17,666
Receivable from related party	17,100	-
Total	425,375	290,954

The Company does not expect the related party to fail in meeting its obligations in respect of receivable from related party (refer note 14). The maximum exposure to credit risk is represented by the carrying amount of these financial assets.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2018	2019
India	110,137	135,135
Others	6,832	5,888
Total	116,969	141,023

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

Particulars	As at March 31
	2018	2019
Balance due from subsidiaries	113,193	137,769
Terms deposits with banks	200,071	132,265
Others	3,776	3,254
Total	317,040	273,287

  Impairment Losses

The Company uses a provision matrix to compute the expected credit loss allowance for trade and other receivables.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)    FINANCIAL INSTRUMENTS - (Continued)

Credit Risk – (Continued)

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2018		2019
Particulars	Gross	Impairment	Gross	Impairment
Not past due	317,040	-	273,388	100

Total	317,040	-	273,388	100

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

          As at March 31, 2018

							More
	Carrying	Contractual	6 months	6-12	1-2	2-5	than 5
Non-derivative financial liabilities	amount	cash flows*	or less	months	years	years	years
Trade and other payables	408	(408)	(408)	-	-	-	-
Total	408	(408)	(408)	-	-	-	-

           As at March 31, 2019

							More
	Carrying	Contractual	6 month	6-12	1-2	2-5	than 5
Non-derivative financial liabilities	amount	cash flows	or less	months	years	years	years
Trade and other payables	789	(789)	(789)
Total	789	(789)	(789)	-	-	-	-

                  _____

            Notes: * Represents undiscounted cash flows of interest and principal

           Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2018	2019
Fixed rate instruments
Financial assets
Term deposits	200,071	132,265
Term deposits included in cash and cash equivalents*	80,157	-
	280,228	132,265

          ____________

*Total cash and cash equivalent:  March 31, 2019 Nil  (March 31, 2018: USD 91,235)

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)     FINANCIAL INSTRUMENTS - (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2019
Particulars	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	5,563	5,563
	5,563	5,563
Financial assets not measured at fair value (Amortised cost)
Trade and other receivables	141,023	141,023
Term deposits	132,265	132,265
Cash and cash equivalents	17,666	17,666
Other investments - other securities	99	99
	291,053	291,053
Financial liabilities not measured at fair value (Other financial liabilities)
Trade and other payables	789	789
	789	789

	As at March 31, 2018
Particulars	Carrying amount	Fair value
Assets carried at fair value (Available for sale)
Other investments	6,071	6,071
Receivable from Related Party	17,100	17,100
	23,171	23,171
Assets carried at amortised cost (Loans and receivables)
Trade and other receivables	116,969	116,969
Term deposits	200,071	200,071
Cash and cash equivalents	91,235	91,235
(Held-to-maturity)
Other investments	99	99
	408,374	408,374
Liabilities carried at amortized cost (Other financial liabilities)
Trade and other payables	408	408
	408	408

The fair value measurements of financial assets and liabilities reported above have been categorized as  Level 3 fair values based on the inputs to the valuation technique used.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)  FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

  Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Particulars	As at March 31, 2019
	Level 1	Level 2	Level 3	Total

Other investments	-	-	5,563	5,563
Total assets	-	-	5,563	5,563

Particulars	As at March 31, 2018
	Level 1	Level 2	Level 3	Total

Other investments	-	-	6,071	6,071
Receivable from related party	-	-	17,100	17,100
Total assets	-	-	23,171	23,171

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

Particulars
As at March 31, 2019
	Other investments	Receivable from Related Party

Opening balances	6,071	17,100
Total gains and losses recognized in:
-profit or (loss)	-	1
-other comprehensive income	(508)	-

Amount received	-	(17,101)

Closing balances	5,563	-

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)  FINANCIAL INSTRUMENTS - (Continued)

      Fair value hierarchy - (Continued)

Particulars
As at March 31, 2018
	Other investments	Receivable from Related Party

Opening balances	5,791	15,100
Total gains and losses recognized in:
-other comprehensive income	280	2,000

Closing balances	6,071	17,100

The basis for determining fair values is disclosed in note 5.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2019 and 2018, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Inter- relationship between significant
		Significant unobservable	unobservable inputs and fair value
Type	Valuation technique	inputs	measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.

Forecast annual revenue

growth rate : 20% - 50%

(March 31, 2018: 15% - 137%)

Forecast EBITDA margin:

(12%) - 25%

(March 31, 2018: (31%) - 17%)

Risk adjusted discount rate:

17.0% (March 31, 2018: 17.0%)

The estimated fair value would

increase (decrease) if :

- the annual revenue growth

rate were higher (lower)

- the EBITDA margin were

higher (lower)

- the risk adjusted discount

rate were lower (higher)

Receivable from related party	Binomial Lattice Model and Discounted Cash Flow method: The valuation model considers the discount rate, expected term, volatility, and equity value.	Risk free rate: 2.5% (March 31, 2018: 2.5%) Volatility : 35.60% (March 31, 2018: 35.60%) Equity value: USD 72,720 (March 31, 2018: USD 72,720)	The estimated fair value would increase (decrease) if : • the volatility were lower (higher) • the equity value were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

Notes: * other financial liabilities include trade and other payables. Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities.

20)    FINANCIAL INSTRUMENTS - (Continued)

Sensitivity Analysis

Other investments - equity securities

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2019
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	270	(263)
EBITDA Margin	317	(317)
Risk adjusted discount rate	(529)	624

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	364	(356)
EBITDA Margin	144	(144)
Risk adjusted discount rate	(624)	738

Receivable from Related Party

For the fair values of receivables from Related Party, reasonably possible changes of 500 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Volatility	(100)	100
Equity Value	700	(700)

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	TAXATION

Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing the maximum effective tax rate to 3%.

Deferred tax assets amounting to USD 4,149 (2018: USD 4,151) have not been recognised as the Company has accumulated losses amounting to USD 27,657 (2018: USD 27,674) and the directors consider that it is not probable that future taxable profits would be available against which tax losses can be utilised.

At March 31, 2019, the Company has no tax liability and has tax losses of USD 27,657 out of which USD 20,569 could be carried forward until March 31, 2022 and USD 7,087 could be carried forward until 31 March 2021 to offset against future tax liability.

Particulars	For the year ended March 31
	2018 (restated
	refer Note 4C)	2019
Profit (Loss) before taxation	(220,460)	(165,401)
Income Tax at 15%	(33,070)	(24,811)
Non-deductible expenses	33,711	25,520
Tax exempt income	(613)	(707)
Utilization of previously unrecognized tax losses	(28)	(3)
	-	-

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)	RELATED PARTIES

For the purpose of the financial statements, parties are considered to be related to the Company, if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

   Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Subsidiary	MakeMyTrip (India) Private Limited
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte Ltd
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary	ITC Bangkok Co., Ltd
Subsidiary	MakeMyTrip FZ-LLC
Subsidiary	Bona Vita Technologies Private Limited
Subsidiary	Ibibo Group Holdings (Singapore) Pte. Ltd
Subsidiary	Ibibo Group Private Limited
Subsidiary	Ibibo Group Pte. Limited
Subsidiary	Ibibo Group Sdn Bhd
Subsidiary	Empresea Digital Peruana S.A.C
Subsidiary	PT IBIBO Group Indonesia
Subsidiary	Bitla Software Private Limited (From July 25, 2018)
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Ashish Kashyap (till September 30, 2017)
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta (till May 31, 2017)
Key management personnel	Saujanya Shrivastava (till May 31, 2017)
Key management personnel	Yuvaraj Srivastava (till May 31, 2017)
Key management personnel	Sanjay Mohan (till May 31, 2017)
Key management personnel	Ranjeet Oak (till May 31, 2017)
Key management personnel	Vivek Narayan Gour
Key management personnel	Anshuman Bapna (till May 31, 2017)
Key management personnel	Aditya Tim Guleri

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)      RELATED PARTIES – (Continued)

  Related parties and nature of related party relationships: – (Continued)

Nature of relationship	Name of related parties
Key management personnel	James Jianzhang Liang#
Key management personnel	Oliver Minho Rippel* (till January 24, 2019)
Key management personnel	Patrick Luke Kolek*
Key management personnel	Charles St Leger Searle*
Key management personnel	Yuvraj (Raj) Thacoor* (till April 30, 2018)
Key management personnel	Paul Laurence Halpin* (from April 30, 2018)
Key management personnel	Aileen O’Toole* (from January 24, 2019)
Entity providing Key management personnel services	IQ EQ Corporate Services (Mauritius) Limited (formerly known as SGG Corporate Services (Mauritius) Limited)
Entities having Significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries
Associate	Simplotel Technologies Private Limited
_______________ Note: #nominee of Ctrip.com International, Ltd. and * nominees of MIH Internet SEA Pte. Ltd. (subsidiary of Naspers Limited)

   Transactions with subsidiaries:

	For the Year Ended March 31
Transactions	2018	2019

Investment in equity shares	185,514	176,395
Issuance of share based awards to the employees and non-employees of subsidiaries	44,874	40,002
Interest income on inter- corporate loan	58	58
Balance outstanding Investment

	As At March 31
	2018 (Restated
	refer note 4C)	2019
Luxury Tours & Travel Pte Ltd	2,735	2,781
ITC Group	2,145	2,042
MakeMyTrip Inc.	277	322
Luxury Tours (Malaysia) Sdn. Bhd.	315	429
MakeMyTrip FZ-LLC	245	241
Ibibo Group Holdings (Singapore) Pte. Ltd	1,104,602	1,052,194
Total	1,110,319	1,058,009

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)     RELATED PARTIES – (Continued)

Transactions with subsidiaries – (Continued)

Balance outstanding– (Continued)

Trade and other receivables,

	As At March 31
	2018	2019
MakeMyTrip (India) Private Limited	73,904	95,464
Hotel Travel Group, net	575	221
Luxury Tours & Travel Pte Ltd	221	180
ITC Group	1,773	1,820
MakeMyTrip Inc.	449	302
Luxury Tours (Malaysia) Sdn. Bhd.	38	24
MakeMyTrip FZ-LLC	-	24
Bona Vita Technologies Private Limited, net	100	-
Ibibo Group Private Limited	36,133	39,258
Ibibo Group Pte. Limited	-	7
Ibibo Group Sdn Bhd	-	15
Bitla Software Private Limited	-	413
Empresea Digital Peruana S.A.C	-	22
PT IBIBO Group Indonesia	-	19
Total	113,193	137,769

Transactions with Entity providing Key Management Personnel Services:

	For the Year Ended March 31
Transactions	2018	2019

Key management personnel services	2	2
Consultancy services	22	26

Transactions with key management personnel:

	For the year ended March 31
Particulars	2018	2019
Legal and professional	86	76
Total	86	76

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)    RELATED PARTIES – (Continued)

Transactions with associate:

a)	Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

Transactions with entity having significant influence over the company and its subsidiaries:

a)

Pursuant to the acquisition of ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte. Ltd. (MIH). As at March 31, 2018, other current assets included USD 17,100, which represented the fair value of the above entitlement. In September 2018, the Company realised USD 17,101 against this entitlement.

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent USD 83,260. The difference of USD 434 is receivable and is included under other current assets (refer note 14). During the year ended March 31, 2018, the amount has been received by the Company.

b)	Placement of Class B Shares to MIH Internet SEA Pte Ltd.:

In May, 2017, MIH Internet SEA Pte Ltd. purchased 3,666,667 Class B Shares from the Company at a price of $36.00 per Class B share, for an aggregate consideration of USD 132,000 (refer note: 16).

c)    During the year ended March 31, 2017, Naspers Limited had issued letters of support of USD 8,487 to a bank for the issuance of bank guarantees (amount outstanding in respect of bank guarantee as at March 31, 2017: USD 6,258) in favor of certain suppliers of ibibo Group Private Limited, a subsidiary of MakeMyTrip Limited, in respect of amounts due and payable by ibibo Group Private Limited. During the year ended March 31, 2018, these were annulled and no amount in respect of these letters of support is outstanding as at March 31, 2018.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)	SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets*
	As at March 31
Particulars	2018 (Restated
	refer note 4C)	2019
Mauritius	1,124,281	1,061,231
	1,124,281	1,061,231

                _______________________

* Non-current assets presented above represent intangible assets, investment in subsidiaries and associates and other non-current assets (excluding financial assets).

24)    CONTINGENCIES

The Company is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which was acquired in November 2012. The dispute has arisen in connection with certain earn out provisions in the share purchase agreement dated September 26, 2012 between the Hotel Travel Group, its former shareholders and MakeMyTrip Limited, under which these former shareholders agreed to sell and transfer to MakeMyTrip Limited, the share capital of the Hotel Travel Group. The sum in dispute is approximately USD 35,000. As of date of these financial statements, the arbitration remains pending. The Company will continue to defend vigorously against the claims, and in addition has also brought counter claims in these proceedings against the former shareholders in connection with breaches of the share purchase agreement. The Company believes that it has a strong case in its favor based on its counsel’s opinion and no reserve is required to be set-up as at March 31, 2019.

25)   Acquisition of Bitla Software Private Limited

On July 25, 2018, one of Company’s Indian subsidiaries, acquired 100% of the outstanding shares and voting interest of Bitla Software Private Limited (‘Bitla’), a travel technology provider company in India.

MakeMyTrip Limited

Year ended March 31, 2019

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

26)	Subsequent events

On April 26, 2019, MIH Internet SEA Pte Ltd. (“MIH Internet”) (one of the Company’s major shareholders), MIH B2C Holdings B.V. and Ctrip.com International, Ltd. (“Ctrip”) entered into a share purchase agreement, pursuant to which Ctrip will acquire all of the ordinary shares and Class B Shares currently held by MIH Internet. The completion of such transaction is subject to certain closing conditions, including approval from the Competition Commission of India. If such transaction is completed, based on information provided to the Company by Ctrip as at April 26, 2019, Ctrip will own approximately 49.0% of the aggregate number of our ordinary shares and Class B Shares and a third-party investment entity (to whom Ctrip will transfer certain shares) will own approximately 4.0% of the aggregate number of our ordinary shares and Class B Shares. In addition, on April 26, 2019, the Company entered into an amended and restated investor rights agreement with Ctrip, which will become effective upon closing of such transaction. Among other things, the an amended and restated investor rights agreement provides that Ctrip will be entitled to nominate five directors (one of whom will be a resident of Mauritius) to the Company’s board of directors, one of whom will have a casting vote, subject to applicable law and the Nasdaq Rules).